OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response . . . . 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)   *

ARBINET – THEXCHANGE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
03875P100
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 25 Pages

Exhibit Index Found on Page 24

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 409,071
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 409,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 25 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 25 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Master Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 835,652
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 835,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 25 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCP II SPV I
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,505
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,505
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 25 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCOF SPV I
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 255,611
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 255,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,611
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 25 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 409,071
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 409,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 8 of 25 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,549,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,549,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 25 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,549,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,549,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 25 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,549,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,549,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,549,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 25 Pages

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on July 16, 2007 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 2. Identity And Background

Item 2 is amended and restated in its entirety as follows:

(a)       This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares held by it;

(ii)	Greywolf Capital Overseas Fund, a Cayman Islands exempted company (“Greywolf Overseas”), with respect to the Shares held by it;

(iii)	Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company (“Greywolf Master Overseas”), with respect to the Shares held by it;

(iv)	GCP II SPV I, a Cayman Islands exempted company, with respect to the Shares held by it;

(v)	GCOF SPV I, a Cayman Islands exempted company, with respect to the Shares held by it;

(vi)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares held by Greywolf Capital II;

(vii)

Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of Greywolf Capital II, Greywolf Overseas, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I, with respect to the Shares held by such entities;

(viii)

Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by Greywolf Capital II, Greywolf Overseas, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I; and

(ix)

Jonathan Savitz, a United States citizen (“Savitz”) and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by Greywolf Capital II, Greywolf Overseas, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I.

Greywolf Capital II, Greywolf Overseas, Greywolf Master Overseas, GCP II SPV I and

Page 12 of 25 Pages

GCOF SPV I are together referred to herein as the “Greywolf Funds.” Unless the context otherwise requires, any reference herein to the “Greywolf Funds” or the “Reporting Persons” shall not include Greywolf Overseas.

This Schedule 13D reports that effective as of January 1, 2009, Greywolf Overseas contributed certain assets, including Shares, to each of Greywolf Master Overseas and GCOF SPV I, in each case as part of the consideration in exchange for the issuance of shares by each such entity to Greywolf Overseas. As a result, Greywolf Overseas ceased to be a beneficial owner of any Shares reported herein. This Schedule 13D also reports that effective as of January 1, 2009, Greywolf Capital II contributed certain assets, including Shares, to GCP II SPV I, as part of the consideration in exchange for the issuance of shares by such entity to Greywolf Capital II.

(b)       The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Overseas and Greywolf Master Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577, and (ii) Greywolf Overseas and Greywolf Master Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

(c)       The principal business of each of Greywolf Capital II and Greywolf Master Overseas is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Greywolf Overseas is to hold shares of Greywolf Master Overseas. The principal business of each of GCP II SPV I and GCOF SPV I is to hold and sell over time any assets transferred to it (see Item 4). The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, the sole managing member of the Investment Manager General Partner and the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source And Amount Of Funds And Other Consideration

Item 3 is supplemented to report the following:

Acquisitions Since the Filing of the Prior Schedule 13D

Page 13 of 25 Pages

The net investment cost (including commissions) for the Shares held by each of Greywolf Capital II and Greywolf Overseas since the filing of the prior Schedule 13D is set forth below:

Entity	Shares Acquired	Approximate Net Investment Cost
Greywolf Capital II	3,000	$15,015.90
Greywolf Overseas	7,000	$35,037.10

The consideration for such acquisitions was obtained for each of Greywolf Capital II and Greywolf Overseas from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by it at Goldman Sachs & Co. and Citibank, N.A. Each such Reporting Person holds certain securities in its margin accounts and such accounts may from time to time have debit balances. Accordingly, the amount of borrowings, if any, used to acquire the Shares is indeterminate.

Internal Transfers

As of January 1, 2009: (i) Greywolf Capital II contributed to GCP II SPV I certain assets, including the 49,505 Shares reported herein by GCP II SPV I; and (ii) Greywolf Overseas contributed to Greywolf Master Overseas and GCOF SPV I certain assets, including the 835,652 Shares reported herein by Greywolf Master Overseas and the 255,611 Shares reported herein by GCOF SPV I. Such Shares were part of the consideration for shares issued by each of GCP II SPV I, Greywolf Master Overseas and GCOF SPV I to Greywolf Capital II or Greywolf Overseas, as applicable.

Item 4. Purpose Of The Transaction

Item 4 is supplemented to report the following:

As to the Shares acquired since the filing of the prior Schedule 13D, the purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

As to the Shares held by Greywolf Capital II and Greywolf Master Overseas, although such entities do not have any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with their investment purpose, such entities at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of their Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. None of such Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

GCP II SPV I and GCOF SPV I intend to hold and sell assets over time. The timing and amount of the disposal of any particular asset, including the Shares, will depend upon an ongoing

Page 14 of 25 Pages

evaluation of the asset in question, prevailing market conditions, regulatory restrictions (if any) and/or other investment considerations.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 is amended and restated in its entirety as follows:

(a)	The Greywolf Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 25,962,305 Shares outstanding as of November 1, 2008 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed with the Securities and Exchange Commission on November 10, 2008.

(c)

The transfer date and number of Shares transferred for each transaction by each of the Greywolf Funds in the past 60 days which is not a purchase or sale are set forth on Schedules A-E hereto and are incorporated herein by reference.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	As of January 1, 2009, Greywolf Overseas is no longer the beneficial owner of any Shares.

Page 15 of 25 Pages

(b)	The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

(c)	Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares reported hereby for each of the Greywolf Funds is owned directly by such Greywolf Fund. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner

Page 16 of 25 Pages

of all such Shares owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds.Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Item 6 is amended and restated in its entirety as follows:

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 2 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 17 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as Investment Manager to

GREYWOLF CAPITAL OVERSEAS FUND,

GREYWOLF CAPITAL OVERSEAS MASTER FUND,

GCP II SPV I and

GCOF SPV I

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

Jonathan Savitz

Page 18 of 25 Pages

SCHEDULE A

GREYWOLF CAPITAL PARTNERS II LP

TRANSFER DATE	NO. OF SHARES TRANSFERRED	PRICE PER SHARE ($)

01/01/2009	49,505 *	N/A

* Contributed to GCP II SPV I as part of the consideration in exchange for the issuance of shares by such entity.

Page 19 of 25 Pages

SCHEDULE B

GREYWOLF CAPITAL OVERSEAS FUND

TRANSFER DATE	NO. OF SHARES TRANSFERRED	PRICE PER SHARE ($)

01/01/2009	835,652 *	N/A
01/01/2009	255,611 **	N/A

* Contributed to Greywolf Master Overseas as part of the consideration in exchange for the issuance of shares by such entity.

** Contributed to GCOF SPV I as part of the consideration in exchange for the issuance of shares by such entity.

Page 20 of 25 Pages

SCHEDULE C

GREYWOLF CAPITAL OVERSEAS MASTER FUND

TRANSFER DATE	NO. OF SHARES ACQUIRED	PRICE PER SHARE ($)

01/01/2009	835,652 *	N/A

* Contributed by Greywolf Overseas as part of the consideration in exchange for the issuance of shares by Greywolf Master Overseas.

Page 21 of 25 Pages

SCHEDULE D

GCP II SPV I

TRANSFER DATE	NO. OF SHARES ACQUIRED	PRICE PER SHARE ($)

01/01/2009	49,505 *	N/A

* Contributed by Greywolf Capital II as part of the consideration in exchange for the issuance of shares by GCP II SPV I.

Page 22 of 25 Pages

SCHEDULE E

GCOF SPV I

TRANSFER DATE	NO. OF SHARES ACQUIRED	PRICE PER SHARE ($)

01/01/2009	255,611 *	N/A

* Contributed by Greywolf Overseas as part of the consideration in exchange for the issuance of shares by GCOF SPV I.

Page 23 of 25 Pages

EXHIBIT INDEX

EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 24 of 25 Pages

EXHIBIT 2

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 8, 2009

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as Investment Manager to

GREYWOLF CAPITAL OVERSEAS FUND,

GREYWOLF CAPITAL OVERSEAS MASTER FUND,

GCP II SPV I and

GCOF SPV I

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

Jonathan Savitz

Page 25 of 25 Pages